Points International Ltd. Reports Monthly Business Metrics

TORONTO, November 13, Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced today its monthly business metrics for October 2006. The Company reported a 31% year-over-year increase and an 13% sequential increase in overall points/miles transacted, bringing cumulative points/miles transacted to 21.7 billion.

Other October highlights include:

•	Points/miles transacted by Private Branded Channels increased 27% year-over-year and 12% sequentially to 552 million, bringing cumulative points/miles transacted to 19.4 billion
•	Points/miles transacted by Points.com increased 57% year-over-year and 18% sequentially to 106 million, bringing cumulative points/miles transacted to 2.3 billion
•	Cumulative registered users on Points.com increased 46% year-over-year to 1.4 million

	Points International Ltd.
	Business Metrics
	Oct-06	Sep-06	Oct-06 vs. Sep-06	Oct-05	Oct-06 vs. Oct-05
TOTAL ALL CHANNELS

Points/Miles Transacted	657,758,995	584,462,367	13%	500,257,651	31%
# of Points/Miles Transactions	72,546	65,185	11%	62,271	17%
Cumulative Points/Miles Transacted	21,709,884,064	21,052,125,069	3%	14,326,957,115	52%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	552,257,201	495,028,344	12%	433,189,096	27%
# of Points/Miles Transactions	64,887	58,713	11%	56,863	14%
Cumulative Points/Miles Transacted	19,435,132,520	18,882,875,319	3%	13,249,592,288	47%

POINTS.COM CHANNELS

Points/Miles Transacted	105,501,794	89,434,023	18%	67,068,555	57%
# of Points/Miles Transactions	7,659	6,472	18%	5,408	42%
Cumulative Points/Miles Transacted	2,274,751,544	2,169,249,750	5%	1,077,364,827	111%
Cumulative Registered Users	1,444,684	1,407,849	3%	988,783	46%

“We are very pleased with our strong business metrics for October,” said Rob MacLean, Chief Executive Officer of Points. “Significant increases in points/miles transacted across our various products validate the growing acceptance of Points’ products and services among our corporate partners and the consumers that ultimately use them”.

Points International will continue to report business metrics on a monthly basis. The Business metrics can also be found on the Investor relations section of our website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints.
Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:
Steve Yuzpe, CFO	Allyson Pooley
Points International Ltd.	Integrated Corporate Relations
(416) 596-6382	(310) 954-1100
steve.yuzpe@points.com	allyson.pooley@icrinc.com